UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Banco Santander (Brasil) S.A.

3rd quarter 2016 (BR GAAP) results

Simple | Personal | Fair

Santander

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

COMMERCIAL FOCUS AND LEAN MINDSET CONTRIBUTE TO RECURRENT IMPROVEMENT IN RESULTS

- **Intensity** and commercial simplification ✓
- **Attractive offers** expand the client base ✓
- **Cost discipline** and proven risk model ✓
- **Recognition in the GPTW* ranking** reflects organizational climate ✓

Continuous improvements boost customer loyalty

- **Advances in digital strategy:** e-commerce and "one click"
- **Cards:** +92bps market share gain in credit card revenues in twelve months
- **Getnet:** accelerates and market share exceeds 9%
- **Franchises clients:** expands business opportunities
- **Consumer Finance:** digital model consolidates our leadership
- **Wholesale:** leadership in M&A operations

*Great Place to Work.

ADVANCES IN DIGITAL STRATEGY

DIGITAL CUSTOMERS (million)


4.8
5.5
6.0
Dec/15
Jun/16
Sep/16

CUSTOMERS USING BIOMETRICS (million)


0.1
2.4
4.4
Dec/15
Jun/16
Sep/16


Mainframe Transactions
up 42% YTD
(billion / month)
4.3
6.1
Jan/16
Mar/16
Jun/16
Aug/16

- ✓ **Mobile:** number of transactions increased 68% on year and already represents 17% of total transactions in this quarter
- ✓ **E-commerce:** new concept triples sales in digital channels
- ✓ **1st bank** to launch ***Samsung Pay*** in Brazil

BRAZIL CONTRIBUTED TO 20% OF THE GROUP'S RESULTS IN 9M16

Santander Group: 6th positioning among 27 financial institutions in the Dow Jones Sustainability Index (DJSI)

RESULTS RECONCILIATION (EUR million)


4,606
248
120
4,975
9M16 ATRIBUTABLE
EXTRAORDINARY
SRF[1]
9M16 ORDINARY

RATINGS

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A3	P-2	Stable
Standard & Poor's	A-	A-2	Stable
Fitch Ratings	A-	F2	Stable

WELL-DIVERSIFIED RESULTS BETWEEN *EUROPE AND THE AMERICAS – 9M16*


ARGENTINA 4%
REST OF AMERICA 1%
CHILE 6%
UK 19%
BRAZIL 20%
SOUTH AMERICA
EUROPE
NORTH AMERICA
SPAIN 14%
MEXICO 7%
USA 6%
SCF 13%
REST OF EUROPE 2%
POLAND 3%
PORTUGAL 5%

1Single Resolution Fund.

EXPECTATIONS SIGNAL CONFIDENCE IMPROVEMENT

GDP (YoY growth %)


0.1
-3.8
-3.2
1.2
2014
2015
2016 (e)
2017 (e)

INTEREST RATE – Selic (%)


11.75
14.25
13.50
11.00
2014
2015
2016 (e)
2017 (e)

INFLATION (IPCA %)


6.4
10.7
6.9
5.0
2014
2015
2016 (e)
2017 (e)

EXCHANGE RATE (R$ / US$)


2.66
3.90
3.20
3.40
2014
2015
2016 (e)
2017 (e)

Sources: Brazilian Central Bank, IBGE. Focus Research Forecast (10/21/2016).

3Q16 vs. 2Q16 EVOLUTION

Strong Balance Sheet

In a challenging economic environment, **Individual Loans Portfolio** show positive dynamics

Increase in cost of credit reflects proactive risk management

Net Interest Income grows due to funding and market activities

Customer loyalty leads to **commission fee growth**

"Lean Mindset" keeps expenses below inflation

Net profit reaches **R$ 1.9 billion** and **grows 4%**

COMMERCIAL STRATEGY CONTRIBUTES TO RESULTS GROWTH AND CONSISTENCY

NET PROFIT (R$ million)


10.3%
4.3%
6.7%
1,708
1,607
1,660
1,806
1,884
8,173
3,157
5,016
5,350
3Q15
4Q15
1Q16
2Q16
3Q16
9M15
9M16
Non-recurring events 2Q15

MANAGERIAL PROFIT

R$ million	9M16	9M15	Change % YoY	Change % QoQ
Net interest income	23,675	22,251	6.4%	5.9%
Fee and commission income	9,856	8,657	13.9%	3.3%
Total revenues	33,531	30,908	8.5%	5.1%
Allowance for loan losses	(7,776)	(6,898)	12.7%	12.8%
General expenses	(13,369)	(12,691)	5.3%	2.5%
Others	(5,881)	(5,020)	17.1%	-6.6%
Profit before taxes	6,505	6,299	3.3%	12.3%
Taxes and minority interest	(1,155)	(1,283)	-9.9%	50.1%
Managerial net profit	5,350	5,016	6.7%	4.3%

FUNDING AND MARKET ACTIVITIES ARE RESPONSIBLE FOR THE INCREASE IN NET INTEREST INCOME

NET INTEREST INCOME BREAKDOWN (R$ million)


8.3%
5.9%
7,631
7,384
7,599
7,808
8,267
1,663
1,384
1,674
1,737
2,058
618
609
633
705
847
5,350
5,391
5,293
5,366
5,363
3Q15
4Q15
1Q16
2Q16
3Q16
Credit
Funding
Others

CREDIT AND FUNDING SPREAD (%)


Credit
8.3%
8.3%
8.4%
8.8%
8.7%
Funding
1.1%
1.1%
1.2%
1.3%
1.5%
3Q15
4Q15
1Q16
2Q16
3Q16
14.0%
14.2%
14.2%
14.2%
14.2%
Selic Interest Rate (average)

VOLUMES REFLECT THE ECONOMIC SCENARIO AND THE FOREIGN EXCHANGE FLUCTUATION

EXPANDED PORTFOLIO (R$ billion)



-6.3%
0.8%
331.9
330.9
312.0
308.4
311.0
Sep.15
Dec.15
Mar.16
Jun.16
Sep.16

R$ million	Sep-16	Sep-15	Change % YoY	Change % QoQ
Individuals	88,440	82,786	6.8%	1.9%
Consumer finance	33,868	34,057	-0.6%	6.0%
SMEs	32,076	35,636	-10.0%	-0.6%
Corporate	92,940	109,501	-15.1%	-0.3%
Total	247,324	261,980	-5.6%	1.2%
Other transactions[1]	63,640	69,942	-9.0%	-0.7%
Expanded portfolio	310,965	331,922	-6.3%	0.8%

✓ INDIVIDUAL LOAN PORTFOLIO AND CONSUMER FINANCE ARE THE POSITIVE HIGHLIGHTS

[1] Includes debentures, FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees.

FUNDING GROWS 2% IN THE QUARTER, DRIVEN BY DEPOSITS

TOTAL FUNDING (R$ billion)


3.6%
2.0%
512.3
515.9
512.8
520.7
530.9
3Q15
4Q15
1Q16
2Q16
3Q16

R$ million	Sep-16	Sep-15	Change % YoY	Change % QoQ
Demand deposits	15,452	18,521	-16.6%	3.6%
Saving deposits	34,764	35,540	-2.2%	0.7%
Time deposits + debentures[1]	174,765	176,976	-1.2%	1.0%
Treasury notes (letras financeiras)[2]	66,744	56,622	17.9%	2.2%
Funding from clients - on balance	291,726	287,660	1.4%	1.3%
(-) Reserve requirements	-62,472	-50,221	24.4%	5.0%
Others	61,351	87,793	-30.1%	-7.3%
Total Funding – on balance	290,605	325,232	-10.6%	-1.3%
Assets under management	240,304	187,085	28.4%	6.2%
Total Funding + AUM	530,909	512,317	3.6%	2.0%

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA). 2. Includes Certificates of Structured Operations (COE).

HIGHER CUSTOMER LOYALTY SUSTAINS GROWTH OF COMMISSION FEES

COMMISSION FEES (R$ million)


17.8%
3.3%
2,919
3,210
3,090
3,328
3,437
3Q15
4Q15
1Q16
2Q16
3Q16

R$ million	9M16	9M15	Change % YoY	Change % QoQ
Asset management	811	781	3.9%	8.1%
Current account	1,881	1,496	25.7%	7.1%
Lending operations	1,056	1,019	3.6%	-1.0%
Insurance	1,523	1,400	8.8%	-9.7%
Cards	2,893	2,546	13.6%	8.0%
Collection services	894	749	19.4%	4.5%
Securities brokerage and placement	399	383	4.1%	-18.6%
Others	400	283	41.2%	27.8%
Total	9,856	8,657	13.9%	3.3%

SOLID RISK CULTURE KEEPS ASSET QUALITY AT COMFORTABLE LEVELS

NPL (from 15 to 90 days)


6.7%
6.3%
7.0%
6.9%
7.1%
4.3%
5.0%
4.8%
5.5%
5.0%
2.4%
4.0%
3.0%
4.2%
3.0%
Sep.15
Dec.15
Mar.16
Jun.16
Sep.16

NPL (over 90 days)


4.6%
4.7%
4.7%
4.4%
4.3%
3.2%
3.2%
3.3%
3.2%
3.5%
2.2%
2.1%
2.1%
2.2%
2.8%
Sep.15
Dec.15
Mar.16
Jun.16
Sep.16

Individual   Total   Corporate

COVERAGE RATIO (over 90 days)


185.1%
209.3%
198.1%
Sep.15
Jun.16
Sep.16

QUALITY RISK MANAGEMENT REFLECTED IN INCREASED COST OF CREDIT AND ALLOWANCE FOR LOAN LOSSES

ALLOWANCE FOR LOAN LOSSES (R$ million) and CREDIT COST (%)


3.3%
3.6%
3.3%
3.6%
4.0%
15.9%
12.8%
2,448
2,762
2,424
2,515
2,837
2,975
3,497
3,028
3,312
3,562
(527)
(735)
(604)
(797)
(725)
3Q15
4Q15
1Q16
2Q16
3Q16
Income from the recovery of written-off loans
Allowance for loan losses
Cost of credit

COST DISCIPLINE KEEPS ANNUAL EXPENSE GROWTH BELOW INFLATION

EXPENSES (R$ million)


5.8%
2.5%
4,288
397
3,891
4,632
395
4,237
4,410
421
3,989
4,424
443
3,980
4,535
475
4,060
3Q15
4Q15
1Q16
2Q16
3Q16
General expenses
Amortization and depreciation

R$ million	9M16	9M15	Change % YoY	Change % QoQ
General expenses	12,029	11,194	7.5%	2.0%
Amortization and depreciation	1,339	1,496	-10.5%	7.2%
Total	13,369	12,691	5.3%	2.5%

EFFICIENCY RATIO IS THE HIGHLIGHT AMONG THE POSITIVE INDICATORS EVOLUTION


EFFICIENCY RATIO
48.0%
48.5%
46.2%
3Q15
2Q16
3Q16
RECURRENCE
68.1%
75.2%
75.8%
3Q15
2Q16
3Q16
ROAA
1.1%
1.1%
1.1%
3Q15
2Q16
3Q16
ROAE
12.8%
13.0%
13.1%
3Q15
2Q16
3Q16

LIQUIDITY AND CAPITAL RESILIENCE

LOAN TO DEPOSIT[1]


91.1%
84.9%
84.8%
Sep.15
Jun.16
Sep.16

BIS RATIO


15.8%
17.7%
17.6%
1.4%
1.2%
1.2%
14.4%
16.5%
16.4%
Sep.15
Jun.16
Sep.16
Tier I
Tier II

1 Total loan portfolio / funding from costumers

PAVING THE WAY FOR A SOUND 2016: ENGAGED ORGANIZATION, COMMERCIAL FOCUS GROUNDED ON A PROVEN RISK AND COST MODEL WITH MORE SATISFIED CUSTOMERS

- Generating consistent results, highlighting efficiency
- Digital strategy continues to unravel, driving our results forward
- Focus on loyal customers boosts net interest income and commission fees
- "*Lean Mindset*" keeps costs below inflation
- Resilience in asset quality
- Liquidity and capital remain at a comfortable level
- We feel encouraged by the recognition of our shareholders

Santander PRIVATE BANKING

Santander SELECT

Santander | van gogh

Santander UNIVERSIDADES

Santander MICROCRÉDITO

Santander FINANCIAMENTOS

Santander ASSET MANAGEMENT

Santander GLOBAL CORPORATE BANKING

Santander CORPORATE

Santander Negócios & Empresas

getnet Uma empresa Santander

olé consignado

webmotors a marca automotiva nº1 do Brasil

ContaSuper É digital. É fácil.

Santander CULTURAL

TEATRO Santander

universia

Appendix

MANAGERIAL FINANCIAL STATEMENT

R$ million	9M16	9M15	Change % Abs.	YoY
Net interest income	23,675	22,251	1,424	6.4%
Allowance for loan losses	(7,776)	(6,898)	(878)	12.7%
Net interest income after loan losses	15,898	15,353	546	3.6%
Fee and commission income	9,856	8,657	1,199	13.9%
General expenses	(13,369)	(12,691)	(678)	5.3%
Personnel expenses + profit sharing	(6,377)	(5,877)	(500)	8.5%
Administrative expenses	(6,991)	(6,813)	(178)	2.6%
Tax expenses	(2,474)	(2,588)	114	-4.4%
Investments in Affiliates and Subsidiaries	1	1	(0)	-1.2%
Other Income (Expenses)	(3,447)	(2,571)	(876)	34.1%
Non Operating Income	40	138	(99)	-71.3%
Income before taxes	6,505	6,299	206	3.3%
Income tax and social contribution tax	(1,014)	(1,132)	118	-10.4%
Minority interest	(142)	(151)	9	-6.2%
Net profit	5,350	5,016	334	6.7%

MANAGERIAL FINANCIAL STATEMENT

R$ million

	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16
Net interest income	7,140	7,480	7,631	7,384	7,599	7,808	8,267
Allowance for loan losses	(2,112)	(2,338)	(2,448)	(2,762)	(2,424)	(2,515)	(2,837)
Net interest income after loan losses	5,028	5,142	5,183	4,622	5,175	5,293	5,430
Fee and commission income	2,828	2,910	2,919	3,210	3,090	3,328	3,437
General expenses	(4,103)	(4,300)	(4,288)	(4,632)	(4,410)	(4,424)	(4,535)
Personnel expenses + profit sharing	(1,861)	(1,962)	(2,054)	(2,202)	(2,132)	(2,082)	(2,163)
Administrative expenses	(2,242)	(2,337)	(2,234)	(2,430)	(2,278)	(2,341)	(2,371)
Tax expenses	(929)	(889)	(770)	(784)	(817)	(823)	(835)
Investments in Affiliates and Subsidiaries	1	0	0	0	0	0	0
Other Income (Expenses)	(802)	(925)	(844)	(802)	(1,197)	(1,185)	(1,065)
Non Operating Income	78	39	21	(21)	25	(5)	19
Income before taxes	2,100	1,977	2,222	1,593	1,866	2,186	2,453
Income tax and social contribution tax	(408)	(293)	(431)	55	(204)	(323)	(486)
Minority interest	(60)	(9)	(82)	(40)	(2)	(56)	(84)
Net profit	1,633	1,675	1,708	1,607	1,660	1,806	1,884

R$ million	Sep-15	Dec-15	Mar-16	Jun-16	Sep-16
Current and long-term assets	689,054	663,809	655,329	642,337	647,837
Cash and cash equivalents	6,928	6,864	5,463	5,209	6,089
Interbank investments	59,264	55,810	51,481	64,278	63,960
Securities and derivative financial instrument	154,262	142,892	151,377	149,988	153,135
Interbank accounts	52,224	55,303	57,101	61,478	64,573
Lending operations	246,648	244,460	232,145	227,906	230,780
Allowance for loan losses	(15,605)	(16,832)	(16,396)	(16,546)	(17,280)
Other receivables	167,419	155,993	154,830	130,637	126,839
Other assets	2,310	2,486	2,932	2,842	2,461
Permanent assets	13,353	13,645	13,420	12,857	13,349
Investments	38	68	164	164	182
Fixed assets	6,733	6,986	6,915	6,825	7,612
Intangibles	6,581	6,591	6,341	5,868	5,555
Goodwill	27,527	27,490	27,490	27,475	27,475
Others	(20,946)	(20,899)	(21,149)	(21,607)	(21,920)
Total assets	702,407	677,454	668,750	655,194	661,186
Total assets (excluding goodwill)	697,782	673,308	665,125	652,123	658,561

R$ million	Sep-15	Dec-15	Mar-16	Jun-16	Sep-16
Current and long-term liabilities	642,458	620,293	608,360	593,035	597,106
Deposits	145,585	141,886	136,947	134,548	140,865
Demand deposits	18,521	15,698	14,491	14,917	15,452
Saving deposits	35,540	35,985	34,964	34,517	34,764
Interbank deposits	3,402	3,675	2,444	2,601	3,162
Time deposits	88,121	86,528	85,048	82,513	87,483
Money market funding	138,758	134,960	148,702	152,759	152,403
Funds from acceptance and issuance of securities	99,202	99,848	96,863	100,247	104,295
Interbank accounts	1,626	14	1,276	1,651	1,729
Interbranch accounts	2,617	3,818	2,397	2,443	3,048
Borrowings	39,384	36,762	32,127	27,645	29,283
Domestic on-lending – official institutions	14,767	16,263	16,082	15,934	16,615
Derivative financial instruments	29,870	22,883	14,297	18,049	15,020
Other payables	170,650	163,859	159,669	139,760	133,850
Deferred income	396	385	409	372	565
Minority interest	1,951	1,956	1,928	1,938	2,194
Equity	57,602	54,819	58,053	59,850	61,321
Total liabilities and equity	702,407	677,454	668,750	655,194	661,186
Equity (excluding goodwill)	52,976	50,673	54,428	56,779	58,695

R$ million	Sep-16	Sep-15	YoY	Jun-16	QoQ
Individuals	88,440	82,786	6.8%	86,826	1.9%
Leasing / auto loans (*)	1,958	2,714	-27.8%	2,087	-6.2%
Credit card	18,804	17,453	7.7%	18,485	1.7%
Payroll loans	17,666	13,886	27.2%	16,654	6.1%
Mortgage	27,075	25,157	7.6%	26,970	0.4%
Agricultural loans	3,494	3,475	0.5%	3,258	7.2%
Personal loans / others	19,443	20,101	-3.3%	19,372	0.4%
Consumer finance	33,868	34,057	-0.6%	31,961	6.0%
Corporate	125,016	145,137	-13.9%	125,496	-0.4%
Leasing / auto loans	2,735	3,006	-9.0%	2,794	-2.1%
Real estate	10,049	10,784	-6.8%	10,585	-5.1%
Trade finance	18,792	23,436	-19.8%	18,333	2.5%
On-lending	14,750	11,853	24.4%	14,702	0.3%
Agricultural loans	4,998	2,546	96.3%	3,245	54.0%
Working capital / others	73,692	93,511	-21.2%	75,838	-2.8%
Total	247,324	261,980	-5.6%	244,284	1.2%

(*) Including loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$ 29,596 million in Sep/16, R$ 31,128 million in Sep/15 and R$ 28,750 million in Jun/16.

REVENUES INCREASED 29% IN 12 MONTHS

Santander Acquiring		9M15	9M16	9M15 vs. 9M16
Credit	Revenues (R$ million) Transactions (million)	37.889 305,1	49.187 444,4	30% 46%
Debit	Revenues (R$ million) Transactions (million)	20.411 346,9	25.912 408,2	27% 18%
Total	Revenues (R$ million) Transactions (million)	58.300 651,9	75.099 852,6	29% 31%

Investor Relations (Brazil)
Av: Juscelino Kubitschek, 2,235, 26th floor São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
Facsimile: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Santander

Dow Jones Sustainability Indices In Collaboration with RobecoSAM

FTSE4Good

Índice de Sustentabilidade Empresarial ISE